EXHIBIT (a)(5)

                            BT Financial Corporation

September 29, 2000

Dear Shareholders of BT Financial Corporation:

      Over time, BT Financial's profitable operations have contributed to the growth of a capital base that exceeds all applicable regulatory standards and the amount of capital needed to support our banking business. After evaluating a variety of alternatives to utilize this strong capital base more effectively and to maximize value to our shareholders, we have determined that a repurchase of our own shares at this time would be in the best interests of our shareholders. The board of directors has approved a repurchase of 1,668,329 shares of BT Financial's common stock, or 10% of our 16,683,294 outstanding shares. A copy of the offer to purchase is enclosed.

      We are conducting the offer through a procedure referred to as a "modified dutch auction." This procedure allows you to select the price at which you are willing to sell, or tender, all or part of your shares within a price range of not more than $20.00 per share and not less than $18.00 per share. Upon expiration of the offer, we will select the lowest purchase price from those shares tendered that will allow us to buy 1,668,329 shares. All shares purchased in the offer will receive the same purchase price, even those shares that are tendered below the purchase price. In addition, if you own less than 100 shares and tender all of your shares at or below the purchase price, you will receive priority and have all of your shares purchased even if more than 1,668,329 shares are tendered. No brokerage fees or commissions will be charged to you if you tender your shares.

      We encourage each stockholder to read carefully the offer to purchase and related materials. Neither BT Financial nor our board of directors make any recommendation whether to tender shares to us. You should make your decision independently after consulting with your advisors.

      To assist us with this offer, we have engaged Keefe, Bruyette & Woods, Inc. to serve as the dealer manager and information agent. Representatives from this firm may contact you by phone to make sure you have received the offer to purchase and related materials and to answer any questions you may have. If you need information or additional forms, please call the information agent/dealer manager toll free at (877) 298-6520.

      Unless otherwise extended, the offer will expire at 5:00 p.m. New York City time on October 31, 2000. We again encourage you to read carefully the enclosed material.

      As always, we appreciate your interest in BT Financial Corporation.

                                   Sincerely,


                                   /s/ John H. Anderson
                                   ------------------------------------
                                   John H. Anderson
                                   Chairman and Chief Executive Officer